Corporate Headquarters: RSP Permian, Inc. 3141 Hood St., Ste. 500 Dallas, Texas 75219-5018 Main: 214-252-2700 Fax: 214-252-2750

AUGUST 1, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             RSP Permian, Inc.

Amendment No. 2 to Registration Statement on Form S-1
Filed July 25, 2014
File No. 333-196388

Ladies and Gentlemen:

Set forth below is the response of RSP Permian, Inc. (the “Company,” “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2014, with respect to Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1, File No. 333-196388, filed with the Commission on July 25, 2014 (the “Registration Statement”).

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Amendment No. 2 to Registration Statement on Form S-1

General

1.                                      We note your pending acquisition of properties located in Glasscock County, Texas, as disclosed in your current report on Form 8-K on July 25, 2014. Please provide your written analysis as to whether financial statements are required under Rule 3-05 of Regulation S-X.

RESPONSE:                            We believe that financial statements with respect to our pending acquisitions of properties located in Glasscock County, Texas (the “Pending Acquisitions”) are not required under Rule 3-05 of Regulation S-X (“Rule 3-05”).

As discussed in the Registration Statement, the vast majority of the properties acquired in connection with the Pending Acquisitions constitute undeveloped acreage as opposed to producing properties.  The properties to be acquired consist of 7,680 gross acres in Glasscock County.  We have identified 188 gross potential horizontal drilling locations, 158 gross vertical locations on 40-acre spacing and an additional 158 gross vertical drilling locations on 20-acre spacing.  The aggregate current net production associated with the developed portion of the properties to be acquired is approximately 1,106 Boe/d, with only 13 vertical wells drilled to date.  Based on our internal reserve estimates, only approximately 9% of the proved reserves are developed.  Additionally, we believe, as demonstrated by the number of identified drilling locations, that there is additional resource potential beyond our internally estimated proved reserves.

Accordingly, the vast majority of the purchase price was related to the undeveloped acreage as opposed to the producing properties.  We and the other third parties to the Pending Acquisitions negotiated, and have agreed to, a specific purchase price allocation between the undeveloped acreage and the producing wells.  Of the $249.9 million aggregate purchase price for the Pending Acquisitions, approximately $214.2 million, or 86 percent of the aggregate purchase price, was for undeveloped acreage, while only approximately $35.7 million, or 14 percent of the aggregate purchase price, was for the producing wells.

We understand that the Staff is of the view that an acquisition of an interest in producing oil or natural gas properties is considered by the Staff to be the acquisition of a “business” pursuant to S-X 11-01(d) for which pre-acquisition financial statements are required if significant.  We believe that the acquisition of undeveloped acreage with no associated production is not an acquisition of a “business” for purposes of Rule 3-05, which is consistent with Section 2065.11 of the Staff’s Financial Reporting Manual, which provides that “[a]n acquisition of an interest in a producing oil or natural gas property is considered by the staff to be the acquisition of a business pursuant to S-X 11-01(d) for which pre-acquisition financial statements are required if significant” (emphasis added).  We believe that it is not appropriate to characterize the undeveloped acreage to be acquired as part of the Pending Acquisitions as a “business” for purposes of Rule 3-05 and have therefore performed the significance tests required by Rule 3-05 with respect to only the working interests in producing oil or natural gas properties to be acquired.  Accordingly, we performed the asset, investment and income significance tests required to be performed under Rule 3-05 with respect to the portion of the Pending Acquisitions that constitutes a “business” for purposes of S-X 11-01(d).  Each of the tests resulted in a significance level lower than 20 percent (as illustrated in the tables below).

In addition to the Pending Acquisitions, we acquired another individually insignificant business in the first quarter of 2014 (the “Q1 Acquisition”).  Unlike the Pending Acquisitions, the Q1 Acquisition consisted of predominately producing oil or natural gas properties as compared to undeveloped acreage.  Accordingly, we characterized the entirety of the purchase as a “business” when performing the significance tests.  We performed the aggregate of the asset, investment and income significance tests of both of the Pending Acquisitions and the Q1 Acquisitions and the result of each of the tests was a significance level lower than 23% (as illustrated in the tables below).  Accordingly, all of the significance tests were significantly lower than the requirement for providing financial statements in the Registration Statement pursuant to Rule 3-05.

As discussed above and as illustrated in the tables below, under all three Rule 3-05 significance tests, the significance of the acquisition of the working interests in producing oil or natural gas properties to be acquired in the Pending Acquisitions is below 20 percent.(1)  In addition, as illustrated in the tables below, the significance of the acquisition of the working interests in producing oil or natural gas properties to be acquired in the Pending Acquisitions, taken together with the allocated $69.5 million of working interests in producing oil or natural gas properties that the Company acquired in the Q1 Acquisition, are below 20 percent under the asset and investment tests and approximately 23 percent under the income test.  Therefore, we have concluded that no financial statements are required to be included in the Registration Statement under Rule 3-05.

	Company’s Share of Acquired Business’s Total Assets	Company’s Consolidated Total Assets	Asset Test Significance
Pending Acquisitions — Working Interests in Producing Properties	$35,694,000	$587,655,000	6%
First Quarter Acquisitions	$69,532,000	$587,655,000	12%
Total	$105,226,000	$587,655,000	18%

	Total GAAP Purchase Price of the Acquired Business	Company’s Consolidated Total Assets	Investment Test Significance
Pending Acquisitions — Working Interests in Producing Properties	$35,694,000	$587,655,000	6%
First Quarter Acquisitions	$69,532,000	$587,655,000	12%
Total	$105,226,000	$587,655,000	18%

	Company’s Equity in the Acquired Business’s Income from Continuing Operations(1)	Company’s Income from Continuing Operations(1)	Income Test Significance
Pending Acquisitions — Working Interests in Producing Properties	$2,283,000	$65,000,000	4%
First Quarter Acquisitions	$12,598,000	$65,000,000	19%
Total	$14,881,000	$65,000,000	23%

(1)                                 Income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle.

* * *

(1)                                 We acknowledge that the Staff believes that it is not appropriate to use combined financial statements that give effect to the transactions consummated in connection with the Company’s initial public offering for purposes of significance calculations and therefore have performed the significance tests using the Company’s predecessor’s historical financial statements as of December 31, 2013, which is the end of the most recently completed fiscal year required to be filed with the Commission.

If you have any questions with respect to the foregoing, please contact Christopher G. Schmitt of Vinson & Elkins L.L.P. at (214) 220-7712 or Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

RSP PERMIAN, INC.

By:	/s/ James E. Mutrie
Name:	James E. Mutrie
Title:	Vice President and General Counsel

cc:                                Christopher G. Schmitt, Vinson & Elkins L.L.P.

Douglas E. McWilliams, Vinson & Elkins L.L.P.